EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Nine Months Ended September 30, 2014
Earnings:
Income before income taxes	$2,542
Add:
Fixed charges	159
Less:
Income from equity investees	(5)
Capitalized interest	(3)
Income as adjusted	$2,693
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$99
Portion of rents representative of interest factor	57
Capitalized interest	3
Total Fixed Charges	$159
Ratio of earnings to fixed charges	16.9